Law Offices of Eugene Michael Kennedy
                        517 Southwest First Avenue
                      Fort Lauderdale, Florida 33301

                             (954) 524-4155



November 9, 2007

Mark P.Shuman, Esq.
Branch Chief-Legal
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: David L. Orlick

Mail Stop 4561

          Re:   Dentalsrv.com
                Amended Schedule 14F1
                005-82269
                Response to Staff Comment Letter dated September 19, 2007


Gentlemen:

          This is in response to the Staff's comments related to Dentalserv.com's Schedule 14F1 filing contained in your letter addressed to Robert Scherne dated September 19, 2007.

          The following responses address like numbered paragraphs in the comment letter and reflect the Company's amended Schedule 14F1 filed today:

Schedule 14F-1
--------------

10. Vision filed an amended Schedule 13D reflecting the proposed merger and the Company's private placement on October 4, 2007.

11. Information required by Regulation S-B, Items 407(a) and 407(f) on Director independence and Shareholder communications, is provided in the section entitled "Corporate Governance", on p.8-9.

12. The table and information, included under "Security Ownership of Certain Beneficial Owners and Management After the Reverse Merger" on p.4-5, reflects Common Stock ownership at September 28, 2007 and as adjusted for the reverse merger and indicates that, at the date of the schedule 14F-1, it is not known how many Units individual investors, including Vision, will purchase in the private placement of convertible preferred stock and common stock purchase warrants.

        Previous paragraphs were related to the DSRV Schedule 14C filed on September 10, 2007. We are in the process of completing a further amended
Schedule 14C filing and response to those comments and will do so shortly.

Sincerely,


/s/Eugene M. Kennedy, Esq.

Eugene M. Kennedy, Esq.